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                                                                  Exhibit (5)(b)

                      GE LIFE AND ANNUITY ASSURANCE COMPANY
                            ACCELERATED BENEFIT RIDER
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This rider adds an Accelerated Benefit to your Policy. The rider benefits will be subject to the conditions described below. On your election, we will process a claim for an Accelerated Benefit. Any payment will be made in a lump sum. We will pay the Accelerated Benefit only once under this rider.

The receipt of an Accelerated Benefit may be taxable. You should consult your personal tax advisor.

Terminal Illness

Terminal illness is a medical condition resulting from bodily injury or disease that:

     .    has been diagnosed bya licensed physician;
     . the diagnosis is supported by clinical, radiological, laboratory or other evidence that we accept; and
     . a licensed physician certifies is expected to result in death within 12 months of the certification.

Before payment of any Accelerated Benefit, we will require proof that the Insured has a terminal illness. Proof will include a properly completed claim form. Proof will also include a written statement from a licensed physician. The physician must be someone other than you or the Insured. We reserve the right to obtain a second medical opinion at our expense.

Total Proceeds

Total Proceeds includes:

     . the Policy's Death Benefit had the Insured's death occurred on the date of the approval of the Accelerated Benefit claim;
     . any term insurance on the Insured added by rider. The rider must have at least two years of the term remaining as measured from the date we receive proof of terminal illness; and
     . joint and last survivor policies will be eligible for acceleration only after the death of the first Insured and the diagnosis of the terminal illness of the surviving Insured. This includes any term insurance on the surviving Insured added by rider. The rider must have at least two years of the term remaining as measured from the date we receive proof of terminal illness of the surviving Insured.

Total Proceeds does not include:

     .    any accidental death benefit; and
     . any insurance provided under the Policy on the life of someone other than the Insured.

Total Proceeds will be adjusted for any misstatement of age or sex which would be made to the Death Benefit at the death of the Insured, as described in the Policy.

Eligible Proceeds

Eligible Proceeds is the lesser of (a) and (b), where:

     (a)  is 75% of the Total Proceeds; and
     (b)  is $250,000 for all the Insured's policies in force with us.

Accelerated Benefit

The Accelerated Benefit is the amount that we will pay you under this rider. It is determined as of the date we approve your claim.

Accelerated Benefit will equal (a) minus (b) minus (c) minus (d), where:

     (a)  is the Eligible Proceeds;
     (b) is the discount for early payment of a Death Benefit. The discount will be based on the annual interest rate charged for non-preferred policy loans;
     (c) is the product of (1) the ratio of Eligible Proceeds to Total Proceeds, and (2) any Policy Debt; and
     (d)  is an administrative charge not to exceed $250.

Effect of Accelerated Benefit on the Policy

If the Eligible Proceeds is equal to the Death Benefit that would have been paid at the Insured's

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death, on payment of an Accelerated Benefit:

     . any insurance under the Policy on the life of someone other than the Insured will be treated as though the Insured had died; and
     . all insurance under the Policy on the life of the Insured will end. This will include any riders.

If the Eligible Proceeds is less than the Death Benefit that would have been paid at the Insured's death, on payment of an Accelerated Benefit:

     . the Policy will continue. The Specified Amount, Account Value and any Policy Debt will be reduced by the ratio of the Eligible Proceeds to the Total Proceeds;
     .    we will waive any surrender charge for the decrease in Specified
          Amount;
     .    we will waive any minimum Specified Amount requirement;
     . any term insurance rider on the Insured will continue. The insurance will be reduced by the ratio of the Eligible Proceeds to the Total Proceeds; and
     .    any other rider benefits will continue with no reduction.

Conditions

Payment of the Accelerated Benefit is subject to the following:

     . When we receive proof of terminal illness, the Policy and any term insurance rider on the Insured must be in force.
     .    Any collateral assignment must be released.
     .    Any irrevocable beneficiary must approve the claim.
     . When we receive proof of terminal illness, the policy may not be in the grace period.
     .    You are not eligible for the Accelerated Benefit:

          (a) if you are required by law to use the payment to meet the claims of creditors. These claims could be the result of bankruptcy or otherwise; or
          (b) if you are required by a government agency to use the payment in order to apply for, obtain, or keep a government benefit.

Effective Date

This rider is effective on the Policy Date. If there is a different effective date, it will be shown on the policy data page.

There is no charge for this rider.

All provisions of the Policy apply to this rider. If they do not, it will be specified.

For GE Life and Annuity Assurance Company,


                                   A B C D E F
                                    President

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